MORGAN STANLEY INSTITUTIONAL LIQUIDITY FUNDS

ADMINISTRATION PLAN

(ADMINISTRATIVE CLASS)

April 25, 2006

WHEREAS, Morgan Stanley Institutional Liquidity Funds (the “Trust”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust has separate series or Portfolios, each of which is a separate pool of assets with its own investment policies (the “Portfolios”) and each Portfolio investing in money market instruments may be divided into multiple separate classes including: Institutional Class, Investor Class, Service Class, Administrative Class, Advisory Class, Participant Class and Cash Management Class; and

WHEREAS, the Trust, on behalf of the Administrative Class of each Portfolio that offers such shares, desires to adopt an Administration Plan and the Board of Trustees of the Trust has determined with respect to each Portfolio that there is a reasonable likelihood that adoption of this Administration Plan will benefit the Portfolio and its shareholders; and

WHEREAS, institutions (the “Service Organizations”) may (i) act directly or indirectly as nominees and recordholders of shares of the Administrative Class for their respective customers who are or may become beneficial owners of such shares (the “Customers”); (ii) provide services to other Service Organizations intended to facilitate or improve a Service Organization’s services to its Customers with respect to the Portfolios; and/or (iii) perform certain account administrative services with respect to the Customers pursuant to Agreements between the Trust, on behalf of the Administrative Class of each Portfolio, and such Service Organizations (the “Agreements”).

NOW, THEREFORE, the Trust, on behalf of the Administrative Class of each Portfolio, hereby adopts this Amended and Restated Administration Plan (the “Plan”) on the following terms and conditions:

1.

The Trust, on behalf of the Administrative Class of each Portfolio, is authorized to pay Morgan Stanley Distribution, Inc., the Portfolio’s distributor, to compensate each Service Organization the monthly or quarterly administration fee specified in the Agreement with such Service Organization for shareholder services specified in such Agreement. The fee for such services during any one year shall not exceed 0.15% of the average daily net assets of Administrative Class shares of such Portfolio which are owned beneficially by the Customers of such Service Organization during such period. Such fees will be assessed as specified below.

2.

An initial 0.10% of the average daily net assets of the Administrative Class will be assessed for making available the following services: (a) processing and issuing confirmations concerning Customer orders to purchase, redeem and exchange Administrative Class shares; (b) receiving and transmitting funds representing the purchase price or redemption proceeds of Administrative Class shares; (c) forwarding shareholder communications such as prospectus updates, proxies and shareholder reports; (d) acting, or arranging for another party to act, as recordholder and nominee of all Administrative Class shares beneficially owned by Customers; (e) providing sub-accounting with respect to Administrative Class shares of a Portfolio beneficially owned by Customers or the information necessary for sub-accounting, including establishing and maintaining individual accounts and records with respect to Administrative Class shares owned by each Customer; (f) processing and issuing confirmations concerning Customer orders to purchase, redeem and exchange Administrative Class shares; (g) providing periodic statements to each Customer showing account balances and transactions during the relevant period; and (h) processing dividend payments.. An additional 0.05% of the average daily net assets of the Administrative Class shares will be assessed for making available the following shareholder administration services: (i) receiving, tabulating and transmitting proxies; (j) responding to Customer inquiries relating to the Administrative Shares or the services; and/or (k) providing sweep services which may include: (i) providing the necessary computer hardware and software which links the service organization DDA system to an account management system; (ii) providing software that aggregates the Customers orders and establishes an order to purchase or redeem shares of a Portfolio based on established target levels for the Customer’s demand deposit accounts; (iii) providing periodic statements showing a Customer’s account balance and, to the extent practicable, integrating such information with other Customer transactions otherwise effected through or with the service organization; and (iv) furnishing (either separately or on an integrated basis with other reports sent to a Customer by the service organization) monthly and year-end statements and confirmations of purchases, exchanges and redemptions. No Portfolio or class may compensate a Service Organization for services provided with respect to another Portfolio or class.

3.

This Plan may be terminated as to the Administrative Class of any Portfolio at any time by vote of a majority of those Trustees of the Trust who are not “interested persons” of the Trust or by vote of a majority of the outstanding voting securities of the Administrative Class of such Portfolio.

4.	This Plan may not be amended unless approved by a majority of those Trustees of the Trust who are not “interested persons” of the Trust.
5.	The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of the Plan, the first two years in an easily accessible place.
6.

This Plan only relates to the Administrative Class of a Portfolio and the fee determined in accordance with paragraph 1 shall be based upon the average daily net assets of the Portfolio attributable to its Administrative Class shares. The obligations of the Trust and the Portfolios hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust’s property allocable to Administrative Class shares shall be bound. No Portfolio of the Trust shall be responsible for the obligations of any other Portfolio of the Trust.

[Signature Page Follows]

IN WITNESS WHEREOF, the Trust, on behalf of the Administrative Class of each Portfolio, has executed this Amended and Restated Administration Plan as of the day and year first written above.

MORGAN STANLEY INSTITUTIONAL LIQUIDITY FUNDS (on behalf of the Administrative Class of each Portfolio)
By:	/s/ Ronald E. Robison
Name: Ronald E. Robison
Title: President and Principal Executive Officer